FINANCIAL, ADMINISTRATIVE & EXECUTIVE SERVICES AGREEMENT effective as of ~~August~~ 15, 2007.
November

BETWEEN:

ALMADEN MINERALS LTD., a corporation duly organized under the *Business Corporations Act* of B.C., and having its head office at 1103 – 750 West Pender St. Vancouver, B.C. V6C 2T8

hereinafter "Corporation"

AND:

PACIFIC OPPORTUNITY CAPITAL LTD. of #410 – 325 Howe Street, Vancouver, B.C. V6C 1Z7

hereinafter "Pacific"

AND:

MARK T. BROWN

hereinafter "Executive"

WHEREAS:

The Corporation is a mineral exploration and development company;

Pacific has agreed to provide the Corporation with certain financial and administrative services;

Pacific has agreed to provide the services of and the Executive has agreed to act as the Chief Financial Officer of the Corporation.

NOW THEREFORE, THE PARTIES HERETO AGREE AS FOLLOWS.

1. Term

The term of this Agreement (the "Term") shall be for 1 year commencing the Effective Date. The Term of this Agreement shall expire at the end of the day which is the last day of the Term unless earlier terminated in accordance with the provisions of this Agreement. The term of the position and office of CFO shall be as determined by the Board of Directors of the Corporation.

2. Renewal

The Term of this Agreement shall be extended for additional successive terms of 12 months (each 12 month period being referred to as an "Extended Term"), unless written notice to terminate this Agreement is given by either party 90 days prior to the expiration of the Term or an Extended Term or an or unless earlier terminated in accordance with the provisions of this Agreement.

3. Remuneration

(a) Pacific shall be entitled to receive from the Corporation, for the providing of financial and administrative services including proving the services of the Executive, remuneration in and amount of $5000 per month (except that in the first 3 months of this agreement remuneration shall be at the rate of $6000 per month with GST to be added to such amounts. Payment shall be made in monthly or such other increments as may be agreed upon between the parties. Salary shall be subject to annual review and increase but not reduction and shall be increased as may be agreed upon between the Pacific and the Corporation. The annual reviews shall be conducted in the month preceding each anniversary of the commencement of the Term or an Extended Term. If the Corporation shall require the services of Pacific with regard to any acquisitions, financings or other major transactions, remuneration shall be as negotiated between Pacific and the Corporation on a case by case basis.

(b) Other Benefits:

Indemnity including defraying of expenses in any Proceedings which the Executive or any heirs or other personal representative of the Executive may be joined by reason of being or having been an officer or director of the Corporation or of an affiliate of the Corporation. "Proceedings" shall include any legal proceeding or investigative action or proceeding whether current, threatened, pending or completed. "Indemnity" shall include indemnity for any judgement, penalty or fine awarded or imposed in or and amount paid in settlement of a Proceeding. "Expenses" shall include costs, charges and expenses, including legal and other fees;

4. Responsibilities and Duties of Executive

The Executive shall serve the Corporation and any subsidiaries of the Corporation in such capacity or capacities and shall perform such duties and exercise such powers pertaining to the management and operations of the Corporation and any of its subsidiaries as may from time to time be determined by the board of directors of the Corporation consistent with the office of the Executive. Without limitation of the foregoing, the Executive shall hold the office of Chief Financial Officer.

The Executive shall:

(a) devote reasonable time and attention and best efforts during normal business hours to the business and affairs of the Corporation; and

(b) perform those duties that may reasonably be assigned to the Executive diligently, faithfully and to the best of the Executive's abilities and in the best interest of the Corporation without limiting the generality of the Executive shall assume the responsibilities and duties as described in Schedule "A".

5. Financial & Administrative Services

In addition to providing the services of the Executive, Pacific shall provide the services described in Schedule "B".

6. Confidentiality

As a condition of this Agreement, all information acquired by Pacific or the Executive relating to or connected with the business or corporate affairs of the Corporation shall be kept in strict confidence and shall not be disclosed to anyone, unless required pursuant to the securities legislation governing the Corporation or otherwise by law.

7. Termination

This Agreement will terminate or may be terminated for any one of the following reasons:

(a) voluntary, upon at least three (3) months prior written notice of termination by Pacific or the Executive to the Corporation; or

(b) by the Corporation for Cause

8. Termination by Pacific or the Executive Voluntarily or by the Corporation for Cause

If Pacific or the Executive shall voluntarily terminate employment under this Agreement or if the employment of the Executive is terminated by the Corporation for Cause, then all compensation and benefits as heretofore provided shall terminate immediately upon the effective date of termination and no severance compensation will be paid.

Cause to terminate the Executive's employment shall mean:

(a) the repeated and demonstrated failure by the Executive to perform the Executive's material duties under this Agreement, after demand for substantial performance is delivered by the Corporation that specifically identifies the manner in which the Corporation believes the Executive has not substantially performed the Executive's duties under this Agreement; or

(b) the willful engagement by the Executive in misconduct which is materially injurious to the Corporation, monetarily or otherwise;

(c) any other willful violation by the Executive of the provisions of this Agreement; or

(d) the Executive is convicted of a criminal offence involving fraud or dishonesty.

9. Termination by Death or Disability

If the Executive dies or becomes disabled before the Executive's employment is otherwise terminated, the Corporation shall pay Pacific an amount of compensation equal to three (3) months of the Executive's then current Base Salary.

10. Stock Options

The Corporation shall grant the Executive an option to purchase up to 100,000 shares of the Corporation at a price to be determined in accordance with the provisions of the Stock Option Plan with 50% to vest as of the date of this agreement and the balance to vest 6 months from the date of this agreement.

11. Notice

(a) Any notice, direction or other instrument required or permitted to be given hereunder shall be in writing and shall be delivered either by personal delivery, registered mail or fax and addressed;

in the case of Pacific or the Executive,

325 Howe Street, Suite 410
Vancouver, B.C. V6C 1Z7

in the case of the Corporation,

Suite 750 – 1103 West Pender St.
Vancouver, B.C. V6C 2T8

(b) Any such notice, direction or other instrument will be deemed to have been given and received, if personally delivered, on the day it was delivered, and if by registered mail, on the third business day following the date of mailing, except in the event of disruption of the postal service in which event notice will be deemed to received only when actually received, and if by facsimile, on the date indicated on the facsimile transmission confirmation sheet.

12. Governing Law

This Agreement shall be governed by the laws of the Province of British Columbia and shall be binding upon the successors and assigns of the Corporation and the Executive. Should there by a disagreement or a dispute between the parties hereto with respect to this Agreement or the interpretation thereof the matter or disagreement or dispute shall be attempted to be resolved by mediation failing which, the same shall be referred to a single arbitrator pursuant to the *Arbitration Act* of British Columbia, and the determination of such arbitrator shall be final and binding upon the parties hereto.

13. Severability

If any one or more of the provisions contained herein should be invalid, illegal or unenforceable in any respect in any jurisdiction, the validity, legality and enforceability of such provision shall not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

14. Only Agreement

This Agreement shall constitute the only agreement between the parties governing the employment of the Executive and shall supersede any and all prior agreements that may have existed between the parties.

15. Successors

This Agreement is binding upon and enures to the benefit of the Corporation and its successors and the heirs, executors, and personal legal representatives of the Executive. Neither Pacific nor the Executive may assign, pledge or encumber its interest in this agreement or assign any of the rights or duties of the Executive without the prior written consent of the Corporation.

IN WITNESS WHEREOF the parties have executed this Agreement at Vancouver, British Columbia as of the day and year first above written.

ALMADEN MINERALS LTD.

Per: ____________________________
Authorized Signatory

PACIFIC OPPORTUNITY CAPITAL LTD.

Per: ____________________________
Authorized Signatory

____
Executive

SCHEDULE "A"

CHIEF FINANCIAL OFFICER

Reports to :
The Chief Executive Officer

Responsibilities:
The CFO is responsible for:

- developing, analyzing and reviewing financial data;
- reporting on financial performance;
- monitoring expenditures and costs;
- assisting the CEO and COO in preparing budgets and in the communicating to the analyst and shareholder, community and securities regulators, the financial performance of the Company;
- fulfilling the reporting requirements of the securities regulators, stock exchanges and shareholders; and
- monitoring filing of tax returns and payment of taxes.

The CFO shall assist the CEO in establishing effective means of control and co-ordination of the operations and activities of the Company and identifying, in conjunction with the CEO and COO, the key risks with respect to the Company and its business and reviewing with the CEO and COO the strategies for managing such risks and ensuring that the assets of the Company are adequately safeguarded and maintained

The CFO in conjunction with the CEO shall design or supervise the design of and implement, maintain and periodically evaluate the effectiveness of internal controls to provide reasonable assurances that the financial statements of the Company are fairly presented in accordance with generally accepted accounting standards and principles and that disclosure controls are in place to provide reasonable assurance that material information relating to the financial performance of the Company is made known to the CEO and COO and that any deficiencies are made know to the Audit Committee.

SCHEDULE "B"

ADDITIONAL SERVICES OF PACIFIC

Assisting the Corporations' current accountant/controller as needed from time to time to make sure that her work load is adequately managed.

Assisting with transactions, on properties or otherwise, financings and other potential transactions, as needed from time to time as requested by the Corporation.